Exhibit 99.1

Sprott Physical Silver Trust

Announces Completion of its Follow-on Offering of Trust Units

Toronto, Ontario, Canada — November 14, 2012 — Sprott Physical Silver Trust (the “Trust”) (NYSE: PSLV / TSX: PHS.U), a trust created to invest and hold substantially all of its assets in physical silver bullion and managed by Sprott Asset Management LP (the “Manager”), today announced that it has completed its follow-on offering of 20,500,000 units of the Trust (“Units”) at US$13.15 per Unit for gross proceeds of US$269,575,000 (the “Offering”).

The Trust will use the net proceeds of the Offering to acquire physical silver bullion in accordance with the Trust’s objective and subject to the Trust’s investment and operating restrictions described in the prospectus related to the Offering. As of November 12, 2012, the Trust has contracted to purchase a total of approximately 7.127 million troy ounces of physical silver bullion. Once the Trust has taken delivery of all the silver bullion, it will publish the serial numbers of all bars held by the Trust on its website.  The net proceeds of the Offering per Unit were greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to, or upon determination of, pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols “PSLV” and “PHS.U”, respectively. The Offering was made simultaneously in the United States and Canada by underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor contact information:

Telephone: (416) 203-2310

Toll Free: 1 (877) 403-2310

Email: ir@sprott.com